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                                                                     Exhibit 8.1

August 4, 2000


CFW Communications Company
401 Spring Lane, Suite 300
Waynesboro, Virginia  22980


                     Merger of R&B Combination Company Into
                            R&B Communications, Inc.
                       Certain Federal Income Tax Matters
                       ----------------------------------

Ladies and Gentlemen:

We have acted as counsel to CFW Communications Company ("CFW"), a Virginia corporation, in connection with the proposed merger (the "Merger") of R&B Combination Company ("Merger Corporation"), a Virginia corporation and wholly-owned subsidiary of CFW, with and into R&B Communications, Inc. ("R&B"), a Virginia corporation, pursuant to the Agreement and Plan of Merger dated as of June 16, 2000, among CFW, Merger Corporation, and R&B (the "Agreement"). Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

R&B's only class of stock outstanding is common stock. In the Merger, each outstanding share of R&B common stock (other than shares for which dissenter's rights are exercised and any shares held by R&B) will be converted into the right to receive the number of shares of CFW common stock equal to (i) 3,716,400 divided by (ii) the number of R&B common shares issued and outstanding immediately prior to the effective time of the Merger. If an R&B shareholder otherwise would be entitled to receive a fractional share of CFW common stock upon the exchange of shares of R&B common stock, CFW will pay cash in lieu of issuing any fractional share. Any R&B shareholder who exercises and perfects dissenter's rights will be entitled to receive from R&B cash for the fair value of the shareholder's shares of R&B common stock. The obligation of CFW to consummate the Merger is subject to the condition that holders of no more than 5 percent of the R&B common shares exercise dissenter's rights.

At the closing of the Merger, 371,640 shares of CFW common stock (the "Escrow Shares") will be deposited with an escrow agent (the "Escrow Agent"), pursuant to an escrow agreement (the "Escrow Agreement"). Escrow Shares will be released to CFW from time to time to satisfy losses for which CFW is entitled to indemnification or reimbursement in accordance with the Agreement ("Escrow Losses"). The aggregate number of Escrow Shares, if any, released to CFW will be based on the average closing sale price per share of CFW common stock on the
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Nasdaq National Market for the 20 trading days prior to each date Escrow Shares are released from escrow to CFW. Each beneficial holder of the Escrow Shares will be entitled to receive dividends and to exercise voting rights with respect to the whole number of Escrow Shares held by the Escrow Agent for the holder's account. Except for Escrow Shares retained by the Escrow Agent to secure asserted, potential Escrow Losses, the escrow will terminate no later than April 15, 2004. No fractional shares will be distributed from the escrow. Instead, CFW will redeem any fractional share for cash.

You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Form S-4 Registration Statement under the Securities Act of 1933 relating to the Merger (the "S-4"), and such other documents as we have considered necessary. In addition, we have assumed the following:

   1. The fair market value of the CFW common stock (including Escrow Shares and any fractional share interest) received by an R&B shareholder in exchange for R&B common stock will be approximately equal to the fair market value of R&B common stock surrendered in the exchange.

   2. None of the compensation received by any shareholder-employee of R&B will be separate consideration for, or allocable to, any shares of R&B common stock; none of the shares of CFW common stock received by any shareholder-employee in the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

   3. The payment of cash in lieu of fractional shares of CFW common stock is solely for the purpose of avoiding the expense and inconvenience to CFW of issuing fractional shares and does not represent separately bargained for consideration.

   4. No share of R&B common stock has been or will be redeemed directly or indirectly (including, without limitation, through a partnership) by R&B or acquired directly or indirectly (including, without limitation, through a partnership) by any subsidiary of R&B in anticipation of the Merger, and R&B has not made and will not make any extraordinary distribution with respect to its stock in anticipation of the Merger.

   5. There is no plan or intention for CFW or any subsidiary of CFW to acquire directly or indirectly (including, without limitation, through a partnership) any of the CFW common stock issued in the Merger or to make any extraordinary distribution with respect to such stock.
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   6.   Neither CFW nor any subsidiary of CFW (a) owns any shares of R&B common stock or (b) has acquired or will acquire directly or indirectly (including, without limitation, through a partnership) any shares of R&B common stock in anticipation of the Merger.

   7. Following the Merger, R&B will hold (a) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by R&B immediately before the Merger and (b) at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Corporation immediately before the Merger. For this purpose, amounts paid by R&B or Merger Corporation for expenses related to the Merger, amounts paid with respect to shares of R&B common stock for which dissenter's rights are exercised, and any redemptions and distributions (except for regular, normal dividends) made in connection with the Merger will be included as assets held by R&B or Merger Corporation, as appropriate, immediately before the Merger, but any assets transferred to Merger Corporation by CFW in connection with the Merger are not taken into account.

   8. On the effective date of the Merger, the fair market value of R&B's assets will exceed the sum of R&B's liabilities plus the amount of liabilities, if any, to which its assets are subject.

   9. Following the Merger, R&B will continue its historic business or use a significant portion of its historic business assets in a business.

   10. The liabilities of Merger Corporation, if any, that will be assumed by R&B and the liabilities, if any, to which assets of Merger Corporation are subject were incurred by Merger Corporation in the ordinary course of business. Merger Corporation holds, and will hold, only those assets necessary for it to effect the Merger.

   11. R&B does not have, and within the last five years has not had, any outstanding indebtedness that is or has been treated as equity for federal income tax purposes.

   12. There is no indebtedness existing between (a) R&B or any subsidiary of R&B and (b) CFW, Merger Corporation, or any other subsidiary of CFW.

   13. CFW, Merger Corporation, R&B, and the shareholders of R&B have paid or will pay their respective expenses, if any, incurred in connection with the Merger, except that CFW and R&B will be responsible for 80 percent and 20 percent, respectively, of the registration fees and printing costs incurred in connection with preparation and filing of the S-4 and the Proxy Statement relating to the Merger.
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   14.  CFW owns, and immediately before the Merger will own, all the outstanding shares of stock of Merger Corporation.

   15. After the Merger, R&B will not issue additional shares of its stock that would result in CFW's owning less than 80 percent of the total combined voting power of all classes of R&B voting stock or less than 80 percent of each class of R&B nonvoting stock.

   16. Neither CFW nor R&B has any plan or intention (a) to liquidate R&B, (b) to merge R&B into another entity, (c) to sell or otherwise dispose of any stock of R&B, or (d) to sell or otherwise dispose of any of R&B's assets, except for dispositions made in the ordinary course of business.

   17. For each of CFW, Merger Corporation, and R&B, less than 50 percent of the fair market value of its adjusted total assets consists of stock and securities. For purposes of the preceding sentence, (a) a corporation's adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities and (b) a corporation's adjusted total assets exclude stock and securities issued by any subsidiary at least 50 percent of the voting power or 50 percent of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary's stock owned by the corporation) of the assets owned by any such subsidiary.

   18. R&B is not a United States real property holding corporation within the meaning of section 897 of the Internal Revenue Code of 1986, as amended (the "Code").

   19. All shares of R&B common stock, if any, that were acquired in connection with the performance of services, including stock acquired through the exercise of an option or warrant acquired in connection with the performance of services, and are subject (immediately before the Merger) to a substantial risk of forfeiture within the meaning of section 83(c) of the Code, will remain subject to substantially the same risk of forfeiture after the Merger.

   20. For any R&B shareholder who directly or, under the constructive ownership rules of section 318(a) as modified by section 304(c) of the Code, indirectly owns 50 percent or more of the R&B common stock, none of the R&B common stock held by such shareholder is "qualified replacement property" subject to section 1042(e) of the Code.
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   21.  Since April 16, 1997, R&B has not distributed to its shareholders or security holders stock or securities of a controlled corporation in a transaction to which section 355(a) of the Code applies.

   22. The Escrow Shares will appear as issued and outstanding on the balance sheet of CFW, and the Escrow Shares will be legally outstanding under applicable state law.

   23. R&B and CFW each will report the Merger as a reorganization within the meaning of section 368(a) of the Code on their respective federal and state income tax returns.

   24.  The preceding enumerated statements will remain accurate.

   25.  The Merger will be consummated in accordance with the Agreement.

   On the basis of the foregoing, we are of the opinion that (under existing law) for federal income tax purposes the Merger will be a reorganization within the meaning of section 368(a) of the Code and CFW, Merger Corporation, and R&B each will be a "party to a reorganization" within the meaning of section 368(b) of the Code. We are also of the opinion that the material federal income tax consequences of the Merger to R&B shareholders are fairly summarized in the S-4 under the headings "Summary--Various Federal Income Tax Consequences" and "The Merger--Material Federal Income Tax Consequences."

   Except as set forth above, we express no opinion regarding any tax consequences of the Merger. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We consent to the use of this opinion as an exhibit to the S-4 and to the references to this firm in the S-4 under the aforementioned headings. In giving this consent, we do not admit that we are within the category of persons whose consent is required by section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                                             Very truly yours,


                                             /s/ Hunton & Williams